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Asia Pacific Bangkok Beijing Brisbane Hanoi Ho Chi Minh City Hong Kong Jakarta Kuala Lumpur* Manila* Melbourne Seoul Shanghai Singapore Sydney Taipei Tokyo Yangon

August 29, 2025

PRIVATE AND CONFIDENTIAL

Bradley Ecker

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Europe,
Middle East

& Africa

Abu Dhabi

Almaty

Amsterdam

Antwerp

Bahrain

Barcelona

Berlin

Brussels

Budapest

Cairo

Casablanca

Doha

Dubai

Dusseldorf

Frankfurt/Main

Geneva

Istanbul

Jeddah*

Johannesburg

Kyiv

London

Re:

Nano Labs Ltd (CIK No. 0001872302)

Response to the Staff’s Comments on

Registration Statement on Form F-3

Filed on August 4, 2025

File No. 333-289211

Dear Bradley Ecker and Asia Timmons-Pierce,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 25, 2025 on the Company’s registration statement on Form F-3 filed on August 4, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-3 (the “Revised Registration Statement”) via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. To facilitate your review, we have separately sent to you via email today a copy of the Revised Registration Statement, marked to show changes to the Registration Statement, and will, upon your request, deliver paper copies of the same to you.

Luxembourg

Madrid

Milan

Munich

Paris

Prague

Riyadh*

Rome

Stockholm

Vienna

Warsaw

Zurich

The Americas

Bogota

Brasilia**

Buenos Aires

Caracas

Chicago

Dallas

Guadalajara

Houston

Juarez

Lima

Los Angeles

Mexico City

Miami

Monterrey

New York

Palo Alto

Porto Alegre**

Rio de Janeiro**

San Francisco

Santiago

Sao Paulo**

Tijuana

Toronto

Washington, DC

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

*	Associated Firm
**	In cooperation with Trench, Rossi e Watanabe Advogados

Beijing Suite 3401, China World Office 2 China World Trade Centre 1 Jianguomenwai Dajie Beijing 100004 People’s Republic of China Tel: +86 10 6535 3800 Fax: +86 10 6505 2309	Hong Kong 14th Floor, One Taikoo Place 979 King’s Road, Quarry Bay Hong Kong SAR People’s Republic of China Tel: +852 2846 1888 Fax: +852 2845 0476	Shanghai Unit 1601, Jin Mao Tower 88 Century Avenue Pudong, Shanghai 200121 People’s Republic of China Tel: +86 21 6105 8558 Fax: +86 21 5047 0020

Registered foreign lawyers not admitted to practice in the PRC.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Form F-3 filed August 4, 2025

General

1.	We note your revised disclosure in response to prior comment 3. Please address the following points in your next amendment or response letter, as applicable:

●	Refer to your disclosure under “Custody of our Cryptocurrency Holdings” that you “maintain [your] cryptocurrency holdings in wallets hosted on reputable exchanges, including Hashkey Exchange, CEFFU, Coinbase and Binance.” As previously requested, please supplementally confirm whether you have disclosed the identities of the material third party custodians with which you maintain your crypto asset holdings and revise to address the substance of prior comment 3 with respect to each material custodian.

Response: In response to the Staff’s comment, the Company respectfully submits that currently it maintains its cryptocurrency holdings only in CEFFU and Binance. CEFFU is a third-party custodian, and Binance is an online exchange and a trading platform for digital assets trading. The Company has revised the disclosure on page 2 of the Revised Registration Statement to disclose material terms of its custodian agreement with CEFFU, and its standard agreement with Binance. Neither CEFFU nor Binance discloses the proportion of private keys that are held in hot, warm or cold storage. CEFFU does not carry insurance for any losses of the crypto asset it custodies, and Binance does not disclose whether it carries insurance for any such losses.

●	We are unable to locate responsive revisions in response to prior comment 3 with respect to Hashkey Exchange and Coinbase, each of whom your disclosure identifies as a third party custodian with which you maintain your crypto asset holdings. Please revise as appropriate or advise otherwise.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company no longer has cryptocurrency asset hosted on Hashkey Exchange and Coinbase. Accordingly, it has revised the disclosure on page 2 of the Revised Registration Statement.

●	Your revised disclosure states that, “[f]or our cryptocurrency assets stored in CEFFU, we are not aware of the proportion of private keys that are held in hot, warm or cold storage.” Please tell us whether your custody agreement with CEFFU specifies how the private keys stored by CEFFU on your behalf are held (e.g., cold, warm or hot storage) and revise to disclose the same in greater detail, qualitatively and/or quantitatively, to the extent such information is reasonably available.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company’s agreement with CEFFU does not specify how the private keys stored by CEFFU on the Company’s behalf are held in hot, warm or cold storage. In addition, CEFFU does not disclose such details.

●	We note your disclosure that "CEFFU does not provide insurance on client assets under custody" and that you lack visibility as to whether Binance maintains insurance coverage for your crypto asset holdings. Please add a separately captioned risk factor discussing the risks attendant to the potential absence of such insurance coverage for your crypto asset holdings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 18 of the Revised Registration Statement.

●	Your revised disclosure states that “[t]he majority of our remaining cryptocurrency assets are custodied by Binance, which does not make custodian agreements publicly available according to its internal policy.” Please tell us whether you have an agreement with Binance regarding its custody arrangements for the crypto assets that it custodies on your behalf. If so, please supplementally advise us why you “lack visibility” into such custody arrangements you’re your revised disclosure states. To the extent you have a material custody agreement with Binance, please revise to address the substance of prior comment 3 with respect thereto or advise otherwise. Furthermore, to the extent that you lack visibility into such custody arrangements, please tell us how you considered adding risk factor disclosure related thereto.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company does not have a specific agreement with Binance regarding its custody arrangements for the cryptocurrency assets that are maintained by Binance. The Company only has a standard agreement with Binance, and it has revised the disclosure on page 2 of the Revised Registration Statement to disclose the major terms of such standard agreement. The Company has also revised the disclosure on pages 5 and 18 of the Revised Registration Statement to add the relevant risk factor.

If you have any questions regarding the Registration Statement, please contact Mr. K. Ronnie Li at Baker & McKenzie LLP by telephone at 86-138 1033 4784 or via e-mail at Ronnie.Li@bakermckenziefenxun.com, or the undersigned by telephone at +852 2846 1016 or via e-mail at Dan.Ouyang@bakermckenzie.com.

Very truly yours,

/s/ Dan Ouyang

Enclosures

cc:

Nano Labs Ltd

Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd

K. Ronnie Li, Esq., Baker & McKenzie LLP

Jingyi (Sherry) Zhou, Audit Senior, MaloneBailey, LLP

Yuqian Miao, Partner, Zhong Lun Law Firm

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